June 10, 2009

VIA EDGAR

Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4561

Re:	First Place Financial Corp.
Form 10-K for Fiscal Year Ended June 30, 2008
Form 10-Q for Fiscal Quarters Ended
September 30, 2008 and December 31, 2008
Form 8-K Filed December 2, 2008
File No. 000-25049

Dear Mr. Windsor:

On behalf of First Place Financial Corp. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Form 10-K, Forms 10-Q and Form 8-K in the Staff’s letter to Mr. Steven R. Lewis dated May 28, 2009.  Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response.  These responses are provided to you as supplemental information.

Form 10-K for Fiscal Year Ended June 30, 2008

Item 11.  Executive Compensation, page 106

Compensation Discussion and Analysis, page 101 of Prospectus Filed on October 8, 2008 Pursuant to Rule 424(b)(3)

1.
It appears that the company benchmarks certain elements of compensation to its peers.  Please identify the component companies that make up the compensation peer group and the basis for selecting the peer group.  In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components.  Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

185 East Market Street ● Warren, OH  44481●330/373/1221● www.firstplacebank.com

Mr. Christian Windsor
June 10, 2009

Response:

The Company, and more specifically, the Company’s Compensation Committee, uses multiple peer groups from numerous sources instead of a single peer group when formulating compensation decisions.  Information from multiple sources is evaluated qualitative by the Compensation Committee to arrive at compensation decisions.  Due to the quantity of peer companies contained in the groups the committee considers, the Company believes it would be more useful disclosure to include the below summaries in future compensation and discussion analysis disclosure rather than listing all the peer companies comprising the multiple groups.  The following is a description of the information the Compensation Committee used as input for fiscal year 2008:

•
An overall comparison of the Company’s compensation expense as a percent of assets and as a percent of revenue to 46 peers in the Midwest with total assets between $1.0 billion and $4.5 billion derived from SNL data.

•
An overall comparison of the Company’s compensation expense as a percent of assets and as a percent of revenue to 11 peers in the Midwest, a subset of the 46 peers noted above with assets within 15% of the Company’s assets also derived from SNL data.

•
A comparison of the Company’s compensation expense as a percent of assets with its peers as determined by the Office of Thrift Supervision (the “OTS”), the Company’s primary regulator.  On a quarterly basis the OTS publishes a report titled the Uniform Thrift Performance Report.  The Company’s peer group consists of 71 thrifts with assets between $1.0 billion and $5.0 billion as reflected in the OTS report.  However, the Company does not have access to the exact make up of the peer group used by the OTS.

•
A comparison of pay levels for specific positions within the Company to compensation survey reports the Company subscribes to including those published by America’s Community Bankers, Ohio Bankers League, SNL Financial, Watson Wyatt Data Services, and Compensation Data.  Each of these surveys covers a different population.

•
A comparison of the Company’s compensation and benefit plans with those as disclosed by 8 of its peers in their annual proxy disclosures.  This group is made up of publicly traded financial services companies headquartered in Ohio and Michigan with asset size similar to the Company’s.

•
A survey of other financial institutions within Ohio and Michigan, on a case by case basis and as needed, to compare our budgeted merit increases with those of other financial institutions based on informal inquiries.

The Compensation Committee combines this data with other factors to arrive at compensation decisions.  Those factors include:

•	The rate of inflation as measured by the Consumer Price Index.

•	Current and historic turnover rates at the Company.

Mr. Christian Windsor
June 10, 2009

•	Data on overall anticipated rates of increases of wages from public accounting firms.

•	The committee members’ experience in the business world historically and currently.

It is not possible to describe whether the Compensation Committee deviated from benchmarks because they used multiple peer groups and used their judgment to blend that information together in a qualitative rather than a quantitative manner.

The Company will include revised compensation discussion and analysis disclosure consistent with the above information in the proxy statement for its 2009 annual meeting of shareholders.

2.
Please tell us why you have not disclosed the performance targets utilized in determining cash incentive compensation for your named executive officers for the 2008 fiscal year.  For example, you have not disclosed the specific targets for earnings per share and return on equity that were used as bases for awarding cash bonuses to your named executive officers.  To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

Summary

The Company believes that its quantitative performance targets (the “ Incentive Targets”) for determining annual bonuses paid to the Company’s management team pursuant to an annual incentive compensation program that the Company refers to as the Management Incentive Program (the “Program”), constitute confidential commercial or financial information that, if disclosed, would cause substantial competitive harm to the Company.  In particular, the disclosure of the Incentive Targets could be used by the Company’s competitors to derive the Company’s future strategic plans and to a loss of members of the Company’s management team to the Company’s competitors.

Background

The Company’s Compensation Committee has complete discretion whether to offer the Program for a particular fiscal year to the Company’s Named Executive Officers.  If the Compensation Committee elects to offer the Program for a fiscal year to the Company’s Named Executive Officers, the Compensation Committee may establish certain quantitative Incentive Targets that may be considered, along with qualitative factors, when determining the cash bonuses to be paid to Named Executive Officers under the Program.

Mr. Christian Windsor
June 10, 2009

The Compensation Committee considers several factors in determining whether to offer the Program for a particular year to the Company’s Named Executive Officers, and if the Program is offered, in determining whether to establish Incentive Targets for the Named Executive Officers and what Incentive Targets would be appropriate.  One factor the Compensation Committee may consider is the annual budget and financial performance targets (the “Budget Targets”) established by the Company’s Board of Directors.  If the Compensation Committee elects to establish Incentive Targets, those Incentive Targets may be based upon the Company’s financial performance in the previous year and the Company’s projections for the future, including Budget Targets.  In addition, the Compensation Committee may conduct a peer analysis and benchmarking process and set Incentive Targets based upon the performance of other financial service companies of a similar size and operating in similar geographic locations.  The Incentive Targets, if any, are designed to address multiple facets of financial performance, including operating income performance, financial returns and other operating measures.  The Company’s actual performance in each of these areas is compared to the Incentive Targets, and considered along with a Named Executive Officer’s personal performance achievements as measured by the annual performance review process, in order to determine the bonus amount to be paid to the Named Executive Officer.

For fiscal year 2008, after considering the budgeted net income established by the Board of Directors, and the resulting Budget Targets, which included earnings per share and return on equity, the Compensation Committee elected to not offer the Program for fiscal year 2008 to any Named Executive Officer, and consequently did not establish any Incentive Targets.  If the Compensation Committee elects to offer the Program in future fiscal years, the Company believes that it will not be appropriate to disclose the Incentive Targets established by the Compensation Committee in the compensation discussion and analysis because the established Incentive Targets will be confidential commercial or financial information.

Legal Framework and Analysis

The Company has determined that omitting the specific Incentive Targets is appropriate because disclosing the Incentive Targets will result in competitive harm to the Company in accordance with Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”).

Instruction 4 permits registrants to omit specific quantitative or qualitative performance-related factors from the registrant’s compensation discussion and analysis where such factors involve confidential trade secrets or confidential commercial or financial information and if disclosed, would result in competitive harm to the registrant.  Instruction 4 states that the standard to use when determining whether disclosure would result in competitive harm is the same standard that applies when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended.  These rules incorporate the criteria for non-disclosure when relying upon Exemption 4of the Freedom of Information Act (“FOIA”).  5 U.S.C. § 552(b)(4) (1977); 17 C.F.R. § 200.80(b)(4).

Exemption 4 protects from public disclosure “trade secrets and commercial or financial information obtained from a person” that are “confidential.”  Applicable case law has interpreted “commercial or financial information” broadly and has given such terms their ordinary meaning.  See Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Moreover, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.C. Cir. 1986), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”  We respectfully submit that the Incentive Targets, which include information relating to operating income, earnings per share, rates of return and company growth, constitute commercial or financial information within the purview of Exemption 4.  In addition, the Company, which is a corporation, qualifies as a person within the purview of Exemption 4.

Mr. Christian Windsor
June 10, 2009

The test for determining whether information is confidential under § 552(b)(4) is that such information “must have the effect either (1) of impairing the government’s ability to obtain . . . necessary information in the future, or (2) of causing substantial harm to the competitive position of the person from whom the information was obtained.”  Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974) (emphasis added)); Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 878 (D.C. Cir. 1992).  The person claiming this exemption need not show any actual adverse effect on its competitive position but need only demonstrate that there is actual competition and that substantial competitive injury would likely result from disclosure.  Gulf & Western Indus. Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979)); Nat’l Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673, 679 (D.C. Cir. 1976).

Here, the second prong of the confidentiality test is met because there is actual competition and public disclosure of the Incentive Targets would likely cause substantial harm to the competitive position of the Company.  First, the banking industry is highly competitive.  Second, disclosure of the Incentive Targets would allow our competitors to recreate with a fairly high degree of certainty the internal forecasts upon which we rely to help maintain our competitive advantage.  Third, disclosure of the Incentive Targets would give our competitors insights into aspects of our business that we feel give us a competitive advantage.  Competitors could then use this meaningful information to formulate strategies focused on undermining our internal plans, which would significantly impede our ability to achieve our goals and interests.  Fourth, the Company’s disclosure of specific Incentive Targets would provide competitors with information that could be used to lure one or more members of our management team, including our Named Executive Officers, away from the Company to work for a competitor.  Disclosure of the Incentive Targets would allow competitors to offer these individuals competing compensation packages specifically tailored to each individual based upon the Incentive Targets.

3.
In future filings, please expand your compensation discussion and analysis to address not only the policies and procedures employed by the Compensation Committee in determining executive compensation, but also to discuss how the Committee determined the amounts awarded to the executive officers during the relevant period.

Mr. Christian Windsor
June 10, 2009

Response:

The Company will include in future filings an expanded compensation discussion and analysis as requested by the Staff in Comment #3 above.

Exhibits

4.	Please tell us why you have not included as an exhibit to your Form 10-K your Management Incentive Program plan. See Item 601(b)(10) of Regulation S-K.

Response:

As indicated in the response to the Staff’s Comment #2 above, the Program is not a formal compensation plan or arrangement but instead consists of an informal and fluid process by the Compensation Committee in establishing Incentive Targets.  The Incentive Targets are at the discretion of the Compensation Committee as are the awards.  As such, the Company does not believe the Program meets the requirements identified in Item 601(b)(10) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Item 1A. Risk Factors, page 29

5.	You state that the information concerning risk factors is incorporated by reference to Form S-4/A filed on September 30, 2008. Please tell us how you complied with the provisions of Rule 12b-23.

Response:

There were no material new risk factors included in the Form S-4/A filed on September 30, 2008 from those disclosed in the Company’s 10-K filed on September 15, 2008.  The Company will file any material new risk factors as appropriate in future filings.

Exhibits

Exhibits 31.1 and 31.2

6.
We note in this Form 10-Q as well as in the Form 10-Q for the Fiscal Quarter Ended December 31, 2008 that you have deleted the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5.  In future filings, the certification should be revised so as to include this language.

Mr. Christian Windsor
June 10, 2009

Response:

The Company will include the above identified missing text in future filings of Exhibits 31.1 and 31.2 to Form 10-Q as required by the Staff in Comment #6 above.

Form 8-K Filed December 2, 2008

7.
You state in your Form 8-K filed December 2, 2008 that the definitive agreement executed on May 7, 2008 for the planned acquisition of Cameo by First Place has been terminated.  Please tell us why you have not filed a post-effective amendment to your Form S-4 filed on July 31, 2008 to remove from registration any of the securities which remained unsold at the termination of this offering.  Please refer to the undertakings provided in the S-4 and required by Item 512 of Regulation S-K.

Response:

A post-effective amendment to the Company’s Form S-4 will be filed with the Commission as soon as practicable following the filing of this letter.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

8.
You state on page 16 that the company recorded a $93,741,000 goodwill impairment charge in the second quarter of fiscal 2009.  Please tell us when the company’s board of directors or authorized officers concluded that a material charge for impairment to goodwill was required.  Please also provide us the basis for the company’s determination not to disclose this conclusion in a Current Report on Form 8-K pursuant to Item 2.06.

Response:

Historically, the Company has conducted impairment testing of goodwill in the fourth quarter of each fiscal year.  However, because the Company’s share price fell from $12.85 at the close of the first quarter to $3.83 at the close of the second quarter, a decline of 70% and well below its book value of $18.23, management determined that impairment testing was necessary for the second fiscal quarter.  On February 4, 2009 management met with the Audit Committee and independent auditors to review a draft of the 10-Q and to come to a final conclusion on the goodwill impairment issue.  At that meeting, management recommended that the Company recognize impairment of goodwill based on a phase I evaluation.  Management also recommended that a phase II study be conducted to determine the extent of impairment.  However, due to the level of the current market price of the Company’s stock and the stock market conditions in general, all parties agreed that total impairment was the best estimate, and to include this adjustment in the second fiscal quarter.  The Company decided that a phase II test would be completed prior to the end of the subsequent quarter, and any variance from this conclusion could be reflected at that time.  The Form 10-Q was timely filed on February 9, 2009.

Pursuant to the Instruction to Item 2.06 of Form 8-K, no Form 8-K filing is required if (i) the impairment conclusion is made in connection with the preparation of financial statements required to be included in next periodic report, (ii) the periodic report is filed on a timely basis, and (iii) such conclusion is disclosed in the report.  In light of the fact that (i) the impairment decision was made in connection with the preparation of the interim financial statements for the quarter ended December 31, 2008, (ii) the Form 10-Q was filed on a timely basis, and (iii) the impairment conclusion is disclosed in the Form 10-Q in Note 12 to the financial statement (on page 16) and in the Management’s Discussion and Analysis (on page 32), the Company believes a Form 8-K was not required in the above situation.

Mr. Christian Windsor
June 10, 2009

Registrant’s Closing Comments

In connection with responding to the foregoing comments, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please contact the undersigned at (330) 373-1221.

Thank you for your attention to this filing.  We look forward to hearing from you shortly.

Very truly yours,

/s/ David W. Gifford
David W. Gifford
Chief Financial Officer
cc:	Allicia Lam
U.S. Securities and Exchange Commission

Joseph G. Passaic, Jr.
Kevin M. Houlihan
Patton Boggs LLP